The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 JUL 29 AM 10:09

02042924

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

21st June, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 18th June 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 21st June 2002 confirming that, as at 19th June 2002, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each;

(b) a News Release dated 21st June 2002, announcing that EMI Group plc had reached agreement (subject to regulatory approval) to sell its entire shareholding in Viva Media AG to AOL Time Warner for €52,290,000;

(c) an announcement dated 21st June 2002, confirming that Mr Eric Luciano Nicoli and Mr Alain Michel Joseph Isidore Levy, both Executive Directors of the Company, had each been granted on 20th June 2002 an option over 7,488 EMI Group plc Ordinary Shares of 14p each at a price of 221p per share. It was also confirmed that Mr Nicoli's option granted on 21st December 2000 over 3,817 EMI Group plc Ordinary Shares of 14p each at a price of 442p per share had lapsed.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

dlw 7/30

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/22

Company Announcements Office,
London Stock Exchange.

21st June, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 20th June 2002 and received on 21st June 2002, that, as at 19th June 2002, Barclays PLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020-7355-4848

News Release

ER 02/23

EMI Group plc

Sale of Shares in Viva Media AG

LONDON, 21 June 2002 -- EMI Group plc has reached agreement with AOL Time Warner (subject to regulatory approval) to sell EMI's entire shareholding in Viva Media AG to AOL Time Warner for €52,290,000. The cash consideration represents a profit of approximately €43 million on EMI's initial investment.

Enquiries

EMI Group plc		
Amanda Conroy	SVP, Corporate Communications	+44 20 7667 3216
Siobhan Turner	Director, Investor Relations	+44 20 7667 3234
Brunswick		
Patrick Handley	Partner	+44 20 7404 5959

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/24

Company Announcements Office,
London Stock Exchange.

21st June, 2002.

Dear Sirs,

EMI Group plc – Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that under the Company's Savings-Related Share Option Scheme:

- Mr Eric Luciano Nicoli and Mr Alain Michel Joseph Isidore Levy, both Executive Directors of the Company, were each granted on 20th June 2002 an option over 7,488 EMI Group plc Ordinary Shares of 14p each at a price of 221p per share. Each option will normally be exercisable between 1st September 2007 and 29th February 2008;

- Mr Nicoli has also cancelled his monthly contributions under a previous savings contract and, accordingly, the related option granted on 21st December 2000 over 3,817 EMI Group plc Ordinary Shares of 14p each at a price of 442p per share has lapsed. The option would normally have been exercisable between 1st February 2006 and 31st July 2006.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary